September 12, 2005

VIA FEDERAL EXPRESS

Attn: Karl Hiller

United States

Securities & Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, DC 20549-7010

Re:

Micron Enviro Systems, Inc.

Form 10-KSB/A for the fiscal year ended December 31, 2004

Filed on July 25, 2005

Form 10-QSB/A for the fiscal quarter ended March 31, 2005

Filed on July 22, 2005

File No. 000-30258

Dear Mr. Hiller:

In response to your letter dated August 16, 2005, we have enclosed two copies of draft, amended, redlined financials statements for the fiscal year ended December 31, 2004, for the three months ended March 31, 2005  and for the six months ended June 30, 2005.  We request that you review the enclosed documents and comment on any further changes before we file further amendments on EDGAR.

Form 10-KSB/A (amendment No. 4)

Financial Statements, page 1

Report of Independent Registered Public Accounting Firm, page 1

1.

Our accountants have restated their opinion letter to state that certain errors resulted in an overstatement of working interest, and that adjustments were made to retained earnings as of December 2004 and 2003 to correct the error.

Balance Sheets, page 2

2.

We have revised our disclosure to correct the discrepancy between our additional paid-in capital and accumulated deficit amounts for 2003, so that both now correspond with their restated amounts reflected in our Statement of Stockholders’ Equity (Deficit).

Note 2 – Summary of Significant Accounting Policies, page 8

Accounting Pronouncements – Recent, page 8

3.

We have revised our disclosure to reflect the fact that we adopted SFAS No. 123(R) at December 31, 2004 and it has had no impact on out financial condition or results of operations.

Oil & Gas Properties, page 10

4.

With regard to changing the method of depletion for our working interests, we have determined that we should not continue depleting our working interests under the method previously used.  SFAS 19 requires the units-of-production method of depletion for proved properties and management has determined it would not be economically feasible to obtain reserve studies for our working interests at this time.  Therefore, in accordance with SFAS 19, we have charged to exploration expense unproved working interests recorded as an asset on our balance sheet for more than one year from the acquisition date.  This caused restatements of the December 31, 2004 audited financial statements, and the March 31, 2005 and June 30, 2005 unaudited financial statements.

Note 4 – Related Party Transactions, page 14

We have revised our disclosure to stated that realized gains from the sale of common stock was remitted to us by our directors and officers and recorded as additional paid-in capital, to correspond with our restated financial statements.

Please do not hesitate to contact the undersigned at Tel: (604) 646-6906, Fax: (604) 689-1733 or negart@telus.net  with any questions or comments.

Sincerely,

MICRON ENVIRO SYSTEMS, INC.

/s/ Negar Towfigh

Negar Towfigh

CFO, Secretary

cc:

Donald Delaney